# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Arbor Realty Trust, Inc., CIK 0001253986
CUSIP: 038923108
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 333 Earle Ovington Boulevard, Suite 900, Uniondale, New York (NY), 11553
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0000942473

## Reporting persons
- Ivan Kaufman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 2,123,977; shared voting power 13,019,800; sole dispositive power 2,123,977; shared dispositive power 13,019,800; aggregate amount beneficially owned 15,143,777 (7.2% of the class)

## Item 1. Issuer
Name of issuer: Arbor Realty Trust, Inc.
Address of issuer's principal executive offices: 333 Earle Ovington Boulevard, Suite 900, Uniondale, New York, 11553

## Item 2. Person Filing
Name of person filing: Ivan Kaufman
Address of principal business office or, if none, residence:
333 Earle Ovington Boulevard, Suite 900
Uniondale, New York 11553
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Ivan Kaufman beneficially owns 15,143,777 shares of common stock held directly by Mr. Kaufman, directly held by IK Main LLC (wholly owned and manged by Ivan Kaufman) and directly held by Arbor Commerical Mortgage.
Percent of class: 7.2%
Sole power to vote or to direct the vote: 2,123,977
Shared power to vote or to direct the vote: 13,019,800
Sole power to dispose or to direct the disposition: 2,123,977
Shared power to dispose or to direct the disposition: 13,019,800

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Ivan Kaufman: /s/ Ivan Kaufman, Ivan Kaufman, Chief Executive Officer and President (02/13/2026)